CUSIP No. 81424D109                                           Page 1 of 32 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                        SECURITY FINANCIAL BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    81424D109
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 81424D109                                           Page 2 of 32 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              Financial Edge Fund, L.P.

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   176,900 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               176,900 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              176,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              9.1%

14       Type of Reporting Person
              PN

CUSIP No. 81424D109                                           Page 3 of 32 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              Financial Edge - Strategic Fund, L.P.

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   176,900 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               176,900 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              176,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              9.1%

14       Type of Reporting Person
              PN

CUSIP No. 81424D109                                           Page 4 of 32 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              PL Capital, LLC

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   176,900 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               176,900 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              176,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              9.1%

14       Type of Reporting Person
              PN

CUSIP No. 81424D109                                           Page 5 of 32 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              John Wm. Palmer

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              United States of America

                      7        Sole Voting Power
                               100 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   176,900 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    100 shares

                      10       Shared Dispositive Power
                               176,900 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              177,000 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              9.1%

14       Type of Reporting Person
              IN

CUSIP No. 81424D109                                           Page 6 of 32 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              Richard J. Lashley

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              United States of America

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   177,900 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               177,900 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              177,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              9.2%

14       Type of Reporting Person
              IN

CUSIP No. 81424D109                                           Page 7 of 32 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              Beth R. Lashley

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:   PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              United States of America

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   1,000 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               1,000 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              1,000 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              0.1%

14       Type of Reporting Person
              IN

CUSIP No. 81424D109                                           Page 8 of 32 Pages


          This is Amendment No. 1 to a Schedule 13D filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"), Financial Edge - Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"), PL Capital, LLC ("PL Capital"), John W. Palmer and Richard J. Lashley on March 10, 2000 (as earlier amended, the "Original 13D"). As of the date of this Amendment, Beth Lashley is also filing jointly. All of the filers of this Amendment are collectively the "Group."

          This Schedule 13D relates to the common stock, $.01 par value of Security Financial Bancorp, Inc. (the "Company"). The address of the principal executive offices of the Company is 9321 Wicker Avenue, St. John, Indiana 46373. The joint filing agreement of the members of the Group is attached as Exhibit 1. The following items in the Original 13D are amended to read in their entirety as follows:

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Mr. John Palmer, individually, with respect to stock owned by him, and by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by Mr. Palmer and Mr. Lashley, which are shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacities as the Managing Members of PL Capital, which is the General Partner of Financial Edge Fund and Financial Edge Strategic. The business address of Mr. Palmer and Mr. Lashley is PL Capital, LLC, 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523. Mr. Palmer and Mr. Lashley serve as the Managing Members of PL Capital, which is the General Partner of Financial Edge Fund and Financial Edge Strategic. The principal employment of Mr. Palmer and Mr. Lashley is investment management. This statement is also filed by Beth R. Lashley, Mr. Lashley's spouse. Ms. Lashley is a Certified Public Accountant who is currently not employed. Ms. Lashley's address is c/o PL Capital, LLC, 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Financial Edge Fund to acquire the 166,900 shares of Common Stock it holds in its name is $1,820,363. Such funds were provided

CUSIP No. 81424D109                                           Page 9 of 32 Pages


in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

          The amount of funds expended to date by Financial Edge Strategic to acquire the 10,000 shares of Common Stock it holds in its name is $108,150. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), extended in the ordinary course of business.

          The amount of funds expended to date by Beth Lashley to acquire the 1,000 shares of Common Stock she holds in her name is $12,810. The stock is held in Ms. Lashley's IRA account at Bear Stearns. Mr. Lashley shares with Ms. Lashley the power to direct the disposition of the shares of Common Stock beneficially owned by Ms. Lashley in the account at Bear Stearns, pursuant to a trading authorization granted by Ms. Lashley to Mr. Lashley, under that firm's usual terms and conditions.

          The amount of funds expended to date by John Palmer to acquire the 100 shares of Common Stock he holds in his name is $1,289.

          All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns or DLJ, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by members of the PL Capital Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Company. Members of the Group have met with and had discussions with John Hyland, CEO of the Company, and other members of the Company's management, on several occasions within the past three months, to suggest ways for the Company to maximize short and long-term value for all shareholders.

          During such discussions the Group suggested that the Company has a significant opportunity to create shareholder value over a reasonable time frame by:

          (1) Aggressively repurchasing its Common Stock in the open market, beginning at the earliest possible opportunity permitted by its banking regulators (i.e., six months after the IPO date, in the Company's

CUSIP No. 81424D109                                          Page 10 of 32 Pages


               instance, July 2000), regardless of whether or not the stock option and MRP plans have been approved by shareholders;

          (2) Aggressively reducing overhead expense ratios, which, despite some progress, are still currently well in excess of its peer groups;

          (3)  Prudently   leveraging  the  capital  raised,  being  careful  to
               preserve the Company's flexibility to repurchase the maximum number of shares of Common Stock permitted by its banking regulators; and

          (4) Constantly monitoring the opportunities available to the Company to maximize shareholder value through sale of the Company, if such a strategy provides a demonstrable increase in shareholder value over a strategy of remaining independent.

          By letter dated May 19, 2000, in compliance with the Company's By-Laws, Mr. Palmer notified the Company of his intention to nominate himself and Mr. Lashley for election to the Board of Directors of the Company at its 2000 Annual Meeting of Shareholders (the time and date of which have not yet been announced by the Company). A copy of that letter is attached as Exhibit 2. Members of the Group may engage in a variety of actions in connection with such nomination. Without limitation, Messrs. Palmer and Lashley and other members of the Group may both (a) communicate and discuss their views on the Company and election of directors to the Board with other shareholders and (b) solicit proxies or written consents from other shareholders of the Company with respect to election of their Board nominees or other proposals for shareholder action. In addition, members of the Group may (1) contact financial institutions that may have an interest in acquiring the Company and (2) make proposals to the Company's Board and management (including with regard to a possible sale of the Company).

          By letter dated May 19, 2000, Mr. Palmer requested a copy of the Company's most recent shareholder list and other related items. A copy of that letter is attached as Exhibit 3.

          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Company

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,938,460, reported as the number of outstanding shares as of May 1, 2000, on a Form 10-QSB filed on May 12, 2000. All purchases and sales of Common Stock reported herein were made in open market

CUSIP No. 81424D109                                          Page 11 of 32 Pages


transactions on the Nasdaq National Market System. Members of the Group collectively beneficially own an aggregate of 178,000 shares of the Company.

(A)  Financial Edge Fund

     (a)  Aggregate number of shares beneficially owned: 176,900
          Percentage: 9.1%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 176,900
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 176,900

     (c) The Financial Edge Fund has made the following purchases of Common Stock in the last 60 days:

--------------------------------------------------------------------------------
      Date          Number of Shares     Price Per Share($)      Total Cost($)
--------------------------------------------------------------------------------
     4/25/00            10,000                  12.375               123,775
--------------------------------------------------------------------------------

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)  Aggregate number of shares beneficially owned: 176,900
          Percentage: 9.1%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 176,900
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 176,900

     (c) Financial Edge Strategic has made no purchases of Common Stock in the last 60 days.

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and

CUSIP No. 81424D109                                          Page 12 of 32 Pages


          disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  PL Capital

     (a)  Aggregate number of shares beneficially owned: 176,900
          Percentage: 9.1%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 176,900
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 176,900

     (c)  PL Capital has made no purchases of Common Stock.

     (d) Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(D)  Mr. John Palmer

     (a)  Aggregate number of shares beneficially owned: 177,000
          Percentage: 9.1%

     (b)  1. Sole power to vote or to direct  vote: 100
          2. Shared power to vote or to direct vote: 176,900
          3. Sole power to dispose or to direct the disposition: 100
          4. Shared power to dispose or to direct disposition: 176,900

     (c) Mr. Palmer has made the following purchases of Common Stock in the last 60 days:

--------------------------------------------------------------------------------
      Date          Number of Shares     Price Per Share($)      Total Cost($)
--------------------------------------------------------------------------------
     5/15/00             100                   12.69                1,289
--------------------------------------------------------------------------------

(E)  Mr. Richard Lashley

     (a)  Aggregate number of shares beneficially owned: 177,900
          Percentage: 9.2%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 177,900
          3. Sole power to dispose or to direct the disposition: 0

CUSIP No. 81424D109                                          Page 13 of 32 Pages

          4. Shared  power to dispose or to direct disposition: 177,900

     (c)  Mr. Lashley has made no purchases of Common Stock.

(F)  Ms. Beth Lashley

     (a)  Aggregate number of shares beneficially owned: 1,000
          Percentage: 0.1%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 1,000
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared  power to dispose or to direct disposition: 1,000

     (c) Ms. Lashley has made the following purchases of Common Stock within the last 60 days:

--------------------------------------------------------------------------------
      Date          Number of Shares     Price Per Share($)      Total Cost($)
--------------------------------------------------------------------------------
     5/15/00            1,000                 12.75                 $12,810
--------------------------------------------------------------------------------

     (d) Mr. Lashley shares with Ms. Lashley the power to direct the disposition of the shares of Common Stock beneficially owned by Ms. Lashley in her IRA account held at Bear Stearns, pursuant to a trading authorization granted by Ms. Lashley to Mr. Lashley, under that firm's usual terms and conditions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. PL Capital, as general partner of the Financial Edge Fund and Financial Edge Strategic, is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Item 7.   Material to be Filed as Exhibits

     No.  Description
     ---  -----------
      1   Joint Filing Agreement.
      2   Letter from John Palmer to the Company, dated May 19, 2000.
      3   Letter from John Palmer to the Company, dated May 19, 2000.

CUSIP No. 81424D109                                          Page 14 of 32 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     May 19, 2000

                                      FINANCIAL EDGE FUND, L.P.

                                      By: PL CAPITAL, LLC
                                          General Partner

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member


                                      FINANCIAL EDGE - STRATEGIC FUND, L.P.

                                      By: PL CAPITAL, LLC
                                          General Partner

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member



By:  /s/ John Palmer                        By:  /s/ Richard Lashley
     John Palmer                                 Richard Lashley

                                            By:  /s/ Beth Lashley
                                                 Beth Lashley


                                      PL CAPITAL, LLC

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member